United States
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                           NOTIFICATION OF LATE FILING

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                         Commission File Number 1-13507

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                             American Skiing Company
             (Exact name of registrant as specified in its charter)
         Delaware                                       04-3373730
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)
                                  P.O. Box 450
                               Bethel, Maine 04217
                     (Address of principal executive office)
                                   (Zip Code)

                                 (207) 824-8100
                                  www.peaks.com
              (Registrant's telephone number, including area code)

(Check One):
             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
             [X] Form 10-Q and Form 10-QSB [ ] N-SAR

[ ] transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR for the transition period ended:

         Read instruction (on back page) before preparing form. Please print or type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing check above, identify the item(s) to which the notification relates:



PART I - REGISTRANT INFORMATION

American Skiing Company
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Full Name of Registrant

ASC Holdings, Inc.
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Former Name if Applicable

Sunday River Access Road
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Bethel, Maine 04217
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]a The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]b The subject annual report, semi-annual report, transition report or Form 10-K, form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]c The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The  Company  received  new   information   today   which  necessitates
substantial revisions to its Form 10-Q. The Company expects to file its Form 10-Q within the extension time period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Foster A. Stewart, Jr.               207                            773-7934
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(Name)                               (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                                [X] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                [X] Yes [   ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why reasonable estimate of results cannot be made.

     The Company expects that its total revenue from operations for its fiscal quarter ended January 27, 2002 will be approximately $121.2 million, compared with $156.3 million for its fiscal quarter ended January 28, 2001. The Company expects that its profit (loss) from operations for the Company's fiscal quarter ended January 27, 2002 will be approximately ($22.0) million, compared with $7.9 million for its fiscal quarter ended January 28, 2001.


                             American Skiing Company
                  (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: March 13, 2002                       By:/s/ Foster A. Stewart, Jr.
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                                              Foster A. Stewart, Jr.
                                              Secretary and General Counsel